COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Public-Held Company with Authorized Capital
Corporate Taxpayers ID (CNPJ/MF) 47.508.411/0001-56
Corporate Registry ID (NIRE) 35.300.089.901

RELEVANT NOTICE

Companhia Brasileira de Distribuição (“Company”), pursuant to Memo/CVM/SEP/SER/# 33/2006, informs shareholders and market that the CVM Committee, in a meeting held in April 11, 2006, did not accept the appeal of the Company in opposition to the assessment of the technical departments of CVM which determined the accomplishment of a public offering to acquire voting shares in the market corresponding to approximately 0.06% of Company’s common shares, in accordance with article 254-A of Law #6.404/76.

São Paulo, April 13, 2006

Fernando Queiroz Tracanella

Investor Relations Officer